                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  -----------

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                               Amendment No.__


                               Safety 1st, Inc.
------------------------------------------------------------------------------
                               (Name of issuer)


                    Common Stock, par value $.01 per share
                        (Title of class of securities)
------------------------------------------------------------------------------
                           786475-10-3 (CUSIP number)


                              Charles A. Nalbone
                           Bear, Stearns & Co. Inc.
                           115 South Jefferson Road
                          Whippany, New Jersey 07981
                                (201) 739-2202

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                   Copy to:

                          Harvey M. Eisenberg, Esq.
                       O'Sullivan Graev & Karabell, LLP
                            30 Rockefeller Plaza
                          New York, New York 10112
                               (212) 408-2400


                               July 30, 1997
------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                        (Continued on following pages)

CUSIP No. 786475-10-3                 13D                   Page 2 of __ Pages

                  1          NAME OF REPORTING PERSONS
                             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                  Bear, Stearns & Co. Inc.

                  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                                                   (b) / /
                  3          SEC USE ONLY

                  4          SOURCE OF FUNDS*
                                  WC

                  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                             TO ITEM 2(d) or 2(e)                                                      / /

                  6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware

                  7          SOLE VOTING POWER

  NUMBER OF                       634,173
   SHARES
BENEFICIALLY      8          SHARED VOTING POWER
  OWNED BY                        0
   EACH
 REPORTING

PERSON WITH       9          SOLE DISPOSITIVE POWER
                                  634,173

                 10          SHARED DISPOSITIVE POWER
                                  0


                 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  634,173

                 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                             CERTAIN SHARES*                                                           / /

                 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  7.5%

                 14          TYPE OF REPORTING PERSON*
                                  CO

ITEM 1. SECURITY AND ISSUER.

    This Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Safety 1st, Inc. (the "Issuer"), whose principal executive offices are at 210 Boylston Street, Chestnut Hill, Massachusetts, 02167.

ITEM 2. IDENTITY AND BACKGROUND.

    Item 2(a) through (C), Item 2(f).

    This statement is being filed by Bear, Stearns & Co. Inc., a Delaware corporation ("Bear, Stearns"), with respect to shares of Common Stock beneficially owned by it as principal. Bear, Stearns is referred to from time to time as the "Purchaser".

    The principal business of Bear, Stearns is acting as a securities broker/dealer.

    The address of the principal business and principal office of Bear, Stearns is 245 Park Avenue, New York, New York 10167.

    The name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of the Purchaser is set forth in Annex A attached hereto and incorporated into this item 2 by reference.

    Items 2(d) and (3).

    Except as disclosed in Annex B hereto, neither the Purchaser, nor, to its best knowledge or belief, any of the persons identified in Annex A, have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

DESCRIPTION OF TRANSACTION

    On July 30, 1997, Bear, Stearns, the Issuer and BT Capital Partners, Inc. ("BT Capital Partners") entered into a Stock and Warrant Purchase Agreement (the "Agreement"). Pursuant to the Agreement, Bear, Stearns purchased (i) 7,500 shares of the Issuer's non-voting Series A Preferred Stock, par value $1.00 per share, (ii) Warrants to purchase 570,755 shares of the Issuer's Common Stock and
(iii) Warrants to purchase 63,418 shares of the Issuer's Common Stock subject to the Issuer's right to repurchase such Warrants under certain conditions. Bear, Stearns' original cost basis for the purchases of the Series A Preferred Stock and the Warrants was $7,500,000. Any funds used in this acquisition came from working capital.

DISCLAIMER OF GROUP STATUS

    Pursuant to the Agreement, Bear, Stearns and BT Capital Partners were issued warrants to purchase shares of the Issuer's Common Stock. In addition, in connection with the Agreement and the closing of the transactions contemplated thereby, Bear, Stearns entered into (i) a Voting Agreement (a copy of which is attached hereto as Exhibit 3) (the "Voting Agreement") among the Issuer, BT Capital Partners, Bear, Stearns and certain shareholders of the Issuer and (ii) a Registration Rights Agreement (the "Registration Rights Agreement") among the Issuer, BT Capital Partners, Bear, Stearns and Michael Lerner. The Voting Agreement provides that each party to the agreement, including BT Capital Partners, will (subject to the satisfaction of a minimum percentage holding of Common Stock by Bear, Stearns) vote all their respective holdings of Common Stock to elect one person designated by Bear, Stearns to the Issuer's Board of Directors. Pursuant to the Registration Rights Agreement, the Issuer agrees with Bear, Stearns and BT Capital Partners to provide certain rights of registration under the Securities Act of 1933 as amended (the "1933 Act"), with respect to their stockholdings of Common Stock. Prior to execution of the Agreement and the Voting Agreement, Bear, Stearns had no contractual or other relationship with BT Capital Partners with respect to beneficial ownership of the Issuer's Common Stock. The Series A Preferred Stock has no voting rights. As a party to the Voting Agreement, Bear, Stearns might be considered to be a member of a group together with BT

Capital Partners because Bear, Stearns and BT Capital Partners have agreed, (subject to the satisfaction of a minimum percentage holding of Common Stock) to vote their respective shares of Common Stock in favor of the appointment of persons designated by Bear, Stearns and BT Capital Partners, respectively, to the Board of Directors. However, Bear, Stearns disclaims membership in any such group and disclaims beneficial ownership of the shares of Common Stock owned by the other parties to the Voting Agreement. The Voting Agreement is filed as an exhibit hereto and is hereby incorporated by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION.

    The Purchaser has acquired the shares of Common Stock reported herein for investment purposes. The Purchaser intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Purchaser may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the Purchaser has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Bear, Stearns beneficially owns 634,173 shares of Common Stock (all of which are the subject of warrants), constituting 7.5% of the issued and outstanding shares of Common Stock of the Issuer.(1)

    To the best knowledge and belief of the Purchaser, none of the persons listed on Annex A hereto beneficially owns any shares of Common Stock.

    (b) Subject to the provisions of the Voting Agreement, the Purchaser has sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

    (c) Annex C hereto sets forth all transactions in shares of Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a).

    (d) No person other than the persons described in paragraph (a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by it.

    (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

    Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

    (a) Unconditional Warrant. Pursuant to Section 2.1 of the Agreement, the Issuer has issued Warrants, which are presently exercisable, dated as of July 30, 1997 which allow each of Bear, Stearns and BT Capital Partners to purchase up to 570,755 shares of Common Stock of the Issuer.

    (b) Conditional Warrant. Pursuant to Section 2.1 of the Agreement, the Issuer has issued Warrants, which are exercisable upon the satisfaction of certain conditions, dated as of July 30, 1997 which allow each of Bear, Stearns and BT Capital Partners to purchase up to 63,418 shares of Common Stock of the Issuer.

------------------------

(1) Percentages used in this Item 5 are based on the number of securities outstanding as contained in the most recently available filing by the Issuer with the Securities and Exchange Commission.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    1. Voting Agreement dated as of July 30, 1997 among Michael Lerner, Michael S. Bernstein, BT Capital Partners, Inc. and
        Bear, Stearns & Co. Inc.

    2. Warrant dated as of July 30, 1997 to purchase Common Stock of Safety 1st, Inc.

    3. Warrant dated as of July 30, 1997 to purchase Common Stock of Safety 1st, Inc.

                                   SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August __, 1997

                                       BEAR, STEARNS & CO. INC.

                                       By: /s/ John D. Howard


                                       --------------------------------
                                       Name:  John D. Howard
                                       Title: Senior Managing Director

                                                                       ANNEX A

                           BEAR, STEARNS & CO. INC.

    The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of Bear, Stearns. To the best knowledge and belief of Bear, Stearns, none of the following person beneficially owns any shares of Common Stock.

                               OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                   AFFILIATION               CITIZENSHIP
--------------------------     ---------------------------------  -----------
Alan C. Greenberg              Chairman of the Board and              U.S
245 Park Avenue                Director
New York, New York 10167

James E. Cayne                  President, Chief Executive Officer    U.S.
245 Park Avenue                 and Director
New York, New York 10167

Alan D. Schwartz                Executive Vice President and          U.S.
245 Park Avenue                 Director
New York, New York 10167

Warren J. Spector               Executive Vice President and          U.S.
245 Park Avenue                 Director
New York, New York 10167

Michael L. Tarnopol             Executive Vice President and          U.S.
245 Park Avenue                 Director
New York, New York 10167

John L. Knight                  Director                              U.K.
One Canada Square
London, E16 5AD England

John M. Slade                   Director Emeritus                     U.S.
245 Park Avenue
New York, New York 10167

Kenneth L. Edlow               Secretary                              U.S.
245 Park Avenue
New York, New York 10167

Samuel L. Molinaro, Jr.        Chief Financial Officer                U.S.
245 Park Avenue
New York, New York 10167

                               OCCUPATION OR PRINCIPAL BUSINESS
NAME AND MAIL ADDRESS                   AFFILIATION                 CITIZENSHIP
--------------------------     ----------------------------------   -----------
Michael J. Abatemarco          Controller and Assistant Secretary      U.S.
One Metrotech Center North
Brooklyn, New York 11201

Michael Minikes                Treasurer                               U.S.
245 Park Avenue
New York, New York 10167

Frederick B. Casey             Assistant Treasurer                     U.S.
245 Park Avenue
New York, New York 10167

Mark E. Lehman                 Executive Vice President, General       U.S.
245 Park Avenue                Counsel and Director
New York, New York 10167

William J. Montgoris           Chief Operating Officer                 U.S.
245 Park Avenue
New York, New York 10167

                                    ANNEX B

    None.

                                    ANNEX C

    Except as set forth below, neither Bear, Stearns nor, to the best of its knowledge, any of the persons referred to Item 5, paragraph (a) had any transactions in shares of Common Stock within the last 60 days.

                                               PRICE PER
IDENTITY                       TRADE DATE     TRANSACTION     QUANTITY   SHARE
--------                       -----------  ----------------  ---------  -----
Bear, Stearns................  07/30/97     Private Purchase  634,173    $0.01

                                 EXHIBIT INDEX

DOCUMENT

    1. Voting Agreement dated as of July 30, 1997 among Michael Lerner, Michael S. Bernstein, BT Capital Partners, Inc. and
        Bear, Stearns & Co. Inc.

    2. Warrant dated as of July 30, 1997 to purchase Common Stock of Safety 1st, Inc.

    3. Warrant dated as of July 30, 1997 to purchase Common Stock of Safety 1st, Inc.